EFUTURE ANNOUNCES FIRST QUARTER 2010
UNAUDITED FINANCIAL RESULTS

Total revenues increased 21% year-over-year, exceeding guidance

BEIJING, PRC — May 19, 2010 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Financial Highlights:

•	Total revenues increased 20.9% year-over-year to RMB16.7 million (US$2.5 million).
-	Revenue from software license sales increased 15.7% year-over-year to RMB5.7 million (US$838,617).
-	Revenue from hardware sales increased 56.2% year-over-year to RMB2.2 million (US$319,203).
-	Service fee income increased 17.7% year-over-year to RMB8.8 million (US$1.3 million).
•	Gross profit increased 19.4% year-over-year to RMB5.4 million (US$778,730). Gross margin decreased slightly to 32.2% from 32.6% in the first quarter 2009.
•	Operating loss was RMB13.5 million (US$2.0 million) from RMB9.3 million in the first quarter 2009.
•	Net loss was RMB10.9 million (US$1.6 million), compared with a net loss of RMB7.5 million in the first quarter 2009.
•	Diluted net loss per share was RMB3.14 (US$0.44), as compared to a net loss per share of RMB2.22 in the first quarter 2009.
•	Adjusted net loss (non-GAAP) was RMB5.1 million (US$752,765), compared to an adjusted net loss of RMB2.8 million in the first quarter 2009.
•	Non-GAAP adjusted diluted losses per share was RMB1.46 (US$0.21), compared to RMB0.82 in the first quarter 2009.

Ms. Ping Yu, Chief Financial Officer of eFuture, said, “We are delighted to have returned to growth, with our top line expanding 21% during our seasonally slowest quarter, allowing us to exceed the top end of our guidance range by 11.3%. Rapidly expanding demand for our logistics solutions, as well as our grocery and department store solutions, drove growth during the quarter. We maintained our focus on optimising our revenue mix, with service fee income accounting for over half of total revenue. We believe that innovation is key to our future growth as it allows us to further broaden our service offering, in particular maintenance, consulting and eService, and this in turn helps mitigate the impact of seasonality. Our solid top-line performance puts us on track to achieve our financial objective of profitable growth over the long term.”

Mr. Dehong Yang, President, added, “During the first quarter, we saw increased expenditure from customers investing in software and services to open new stores and warehouses. Our strong momentum was driven by solid execution in both our large accounts and our fast-growing tier2 and tier3 markets in China. We restructured our sales organization from a product driven model to a customer driven model by building major account teams and three regional sales teams focused on North, South and East China. To achieve margin expansion, we aim to deliver solid top-line growth, coupled with disciplined expense management and rationalisation of our cost structure.”

Mr. Adam Yan, Chairman and Chief Executive Officer, said, “As our customers continue to invest for profitable growth, eFuture is well-positioned to benefit due to our leading brand in China and our one-stop, end-to-end integrated portfolio of products and services that improve the liquidity and efficiency of the front-end supply chain from factory to consumer.”

 “Following a healthy start to 2010, we look forward to delivering consistent revenue growth by capitalizing on the ongoing market rebound. Strengthening our software core business while simultaneously increasing recurring maintenance service and eService revenues remains our strategy to drive growth going forward,” Mr. Yan concluded.

First Quarter 2010 Financial Results

Revenue

Revenue for the first quarter 2010 increased 20.9% to RMB16.7 million (US$2.5 million) from RMB13.8 million in the first quarter 2009.

Software license revenues increased by 15.7% year-over-year to RMB5.7 million (US$838,617), primarily attributable to a continued rebound in our Grocery, Hypermarket & Supermarket and Department Store & Shopping Mall Strategic Business Units (SBUs) due to improved economic conditions.

Hardware revenues increased by 56.2% year-over-year to RMB2.2 million (US$319,203). eFuture undertook a number of initiatives to revamp its organization during first quarter 2010 in order to bolster its earnings power and implement structural reforms aimed at new growth. The establishment of a Software Service and Integration SBU in the first quarter 2010 resulted in more clearly defined business unit responsibilities, making the Company better positioned to supply customers with hardware. Although not an area of focus for eFuture, the Company needs to provide hardware as part of its total solution, as a complement to its other offerings.

Service fee income increased by 17.7% year-over-year to RMB8.8 million (US$1.3 million), and accounted for 52.7% of total revenue in the first quarter, as compared to 54.1% in the same period last year. The year-over-year rise in service fee income was largely attributable to the booking of revenue in the first quarter relating to the delivery of contracts signed during the second half of 2009 amid the market upturn.

Revenue Breakdown

	2009Q1	2010Q1
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Software license sales	4,949	5,724	839	15.7%
Hardware sales	1,395	2,179	319	56.2%
Service fee income	7,480	8,804	1,290	17.7%
Total	13,824	16,707	2,448	20.9%

Cost of Revenue

The cost of revenue for the first quarter of 2010 increased 21.6% to RMB11.3 million (US$1.7 million) from RMB9.3 million in first quarter 2009, in line with the rise in total revenue.

Cost of Revenue Breakdown

	2009Q1	2010Q1
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Cost of software license sales	1,092	1,738	255	59.2%
Cost of hardware sales	1,370	1,875	275	36.8%
Cost of service fee	2,952	3,483	510	18.0%
Amortization of acquired technology	2,997	2,998	439	0.0%
Amortization of software costs	904	1,229	180	36.0%
Total	9,315	11,323	1,659	21.6%

Gross Profit

First quarter 2010 gross profit increased 19.4% year-over-year to RMB5.4 million (US$788,730), from RMB4.5 million in the first quarter of 2009.

Consolidated gross margin for the first quarter of 2010 was 32.2%, compared with 32.6% in the first quarter of 2009, primarily due to higher salaries for technical employees.

Operating Expenses

Research and development expenses for the first quarter 2010 increased 639.4% year-over-year to RMB691,804 (US$101,351), or 4.1% of total revenues, compared with RMB93,566, or 0.7% of total revenues in the first quarter 2009. The significant year-over-year increase resulted from booking expenses at an earlier stage of development than was the case in the previous year.

General and administrative expenses for the first quarter 2010 increased 32.4% year-over-year to RMB10.4 million (US$1.5 million), or 62.4% of total revenue, compared with RMB7.9 million, or 57.0% of total revenue in the first quarter 2009. General and administrative expenses as a percentage of revenue increased year-over-year due to the continued implementation of a share option scheme to offer enhanced incentives to senior and middle management, as well as to higher rental expenses incurred due to operational expansion.

Selling and distribution expenses for the first quarter 2010 increased 38.8% year-over-year to RMB7.7 million (US$1.1 million), or 46.3% of total revenue, compared with RMB5.6 million, or 40.3% of total revenue in the first quarter 2009. The increase in selling and distribution costs was primarily due to continued investment in building the Company’s regional sales teams in line with its goal of strengthening penetration in tier-2 and tier-3 cities.

Operating Loss

Operating loss in the first quarter 2010 was RMB13.5 million (US$2.0 million), compared with an operating loss of RMB9.0 million in the first quarter 2009.

Net Loss and EBITDA

As a result of the foregoing, first quarter 2010 net loss was RMB10.9 million (US$1.6 million) compared with a net loss of RMB7.5 million in the first quarter 2009.

Basic and diluted losses per share in the first quarter 2010 were RMB3.14 (US$0.44), compared to basic and diluted losses per share of RMB2.22 in the first quarter.

Adjusted net loss (non-GAAP) for the first quarter was RMB5.1 million (US$752,765), compared to an adjusted net loss of RMB2.8 million in the first quarter 2009.

First quarter 2010 non-GAAP adjusted diluted losses per share were RMB1.46 (US$0.21), compared to losses per share of RMB0.82 in the first quarter 2009.

EBITDA (non-GAAP) for the first quarter 2010 was minus RMB7.3 million (minus US$1.1 million), compared to minus RMB4.2 million in the first quarter 2009.

Balance Sheet and Cash Flow

As of March 31, 2010, net cash from operating activities was minus RMB9.2 million (minus US$1.3 million), while net cash used in investing activities was RMB10.5 million (US$1.5 million), relating largely to the final cash payment for Proadvancer, the logistics solutions and service provider that the Company acquired in 2008.

As of March 31, 2010, cash and cash equivalents were RMB39.8 million (US$5.8 million), which was a 6.5% decrease compared with RMB42.5 million at the end of March 2009.

Total accounts receivable as of March 31, 2010 decreased 51.1% to RMB10.4 million (US$1.5 million) from RMB21.3 million as of March 31, 2009. This improvement was mainly attributable to enhanced management of accounts receivable collections.

Inventories as of March 31, 2010 increased to RMB10.2 million (US$1.5 million), compared with RMB6.9 million as of March 31, 2009, as some of eFuture’s contracts were still classified as work in process. They will become costs when they reach the point of revenue recognition.

Second Quarter 2010 Guidance

eFuture expects total revenues for the second quarter of 2010 to be in the range of approximately US$3.5 million to US$3.9 million. Adjusted EBITDA (non-GAAP) for the second quarter of 2010 is expected to range between a loss of US$0.8 million and a loss of US$1.3 million.

Conference Call Information

eFuture’s management will host a conference call on Thursday, May 20, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss its first quarter 2010 financial results and recent business activity. The conference call may be accessed by calling:

United States Toll Free	+1 866 519 4004
United States Toll	+1 718 354 1231
United Kingdom Toll Free	0808 234 6646
Hong Kong Toll Free	800 930 346
China Local Dial-in	8008 190 121
China (Mobile Callers)	4006 208 038
International Dial-in	+65 6723 9381
Passcode	74427409 or “eFuture”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Thursday, May 27, 2010:

United States Toll Free	+1 866 214 5335
United States Toll Dial-in	+1 718 354 1232
United Kingdom Dial-in	0800 731 7846
Hong Kong Dial-in	800 901 596
China North Dial-in	108 00714 0386
China South Dial-in	108 00140 0386
International Dial-in	+61 2 8235 5000
Passcode	74427409 or “eFuture”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture’s website at www.e-future.com.cn/ENG/newshow.asp?id=513.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8258 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2010 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation, adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes, adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China. eFuture is one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has more than 670 employees and 20 branch offices across China. For more information about eFuture, please visit http://www.e-future.com.cn.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2009 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of May 19, 2010, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86-10-5293-7699	+1 212-889-4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212-889-4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,		March 31,
	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	42,524,982	39,774,247	5,827,045
Trade receivables, less allowance for doubtful accounts of ¥4,210,428 and ¥7,720,707($1,131,107), respectively	21,333,448	10,436,827	1,529,027
Refundable value added tax	1,578,129	1,666,247	244,110
Deposits	-	-	-
Advances to employees	4,778,897	3,646,256	534,187
Advances to suppliers	1,395,298	301,797	44,214
Other receivables	3,673,343	2,578,937	377,822
Prepaid expenses	455,515	657,060	96,261
Inventory and work in process	6,869,625	10,152,161	1,487,322
Total current assets	82,609,237	69,213,532	10,139,988

Non-current assets
Long-term investments	654,192	654,192	95,841
Long term deferred expense	285,000	52,500	7,691
Deferred loan costs	1,097,696	746,955	109,431
Property and equipment, net of accumulated depreciation of ¥3,216,585 and ¥4,616,565($676,340), respectively	3,509,836	4,748,398	695,654
Intangible assets, net of accumulated amortization of ¥38,191,777 and ¥55,199,621($8,086,909), respectively	48,988,255	39,033,359	5,718,503
Goodwill	91,284,735	91,284,735	13,373,485
Total non-current assets	145,819,714	136,520,139	20,000,605

Total assets	228,428,951	205,733,671	30,140,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	2,290,929	6,040,508	884,952
Other payable	12,784,897	12,934,138	1,894,890
Accrued expenses	4,708,929	9,678,841	1,417,979
Accrued interest	(27,332)	102,216	14,975
Taxes payable	5,782,023	4,961,387	726,858
Advances from customers	26,400,130	31,019,830	4,544,497
Royalstone acquisition obligation,net of current portion	6,426,752	-	-
Health field acquisition obligation	553,908	-	-
Proadvancer System acquisition obligation	30,004,186	5,664,608	829,882
BFuture acquisition obligation	392,877	392,877	57,558
Deferred tax, current portion	1,164,898	1,300,899	190,586
Total current liabilities	90,482,197	72,095,304	10,562,177

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,		March 31,
	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Long-term liabilities
Royalstone acquisition obligation	-	-	-
3%-10% ¥6,825,800 ($1,000,000) convertible note payable, net of ¥6,780,327 ($993,338) of unamortized discount	31,073	45,473	6,662
Derivative liabilities	3,828,952	2,527,594	370,300
Minority shareholder interests	-	(923,973)	(135,365)
Deferred tax	5,458,232	2,899,151	424,734
Total long-term liabilities	9,318,257	4,548,245	666,331

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,362,241 shares and 3,598,413 shares outstanding, respectively	2,039,196	2,161,187	316,620
Additional paid-in capital	173,819,877	202,277,787	29,634,297
Statutory reserves	3,084,020	3,084,020	451,818
Accumulated deficit	(50,314,596)	(78,432,872)	(11,490,649)
Total shareholders’ equity	128,628,497	129,090,122	18,912,086

Total liabilities and shareholders’ equity	228,428,951	205,733,671	30,140,594

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three Months Ended
	December 31,2009	March 31,2009	March 31,2010
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software sales	24,817,764	4,949,335	5,724,231	838,617
Hardware sales	19,323,064	1,395,170	2,178,815	319,203
Service fee income	16,964,910	7,479,788	8,803,985	1,289,810
Total Revenues	61,105,738	13,824,293	16,707,031	2,447,630

Cost of revenues
Cost of software	4,589,125	1,092,129	1,738,249	254,659
Cost of hardware	15,275,100	1,370,114	1,874,735	274,654
Cost of service fee income	9,079,225	2,952,121	3,483,021	510,273
Amortization of acquired technology	2,904,831	2,996,500	2,997,849	439,194
Amortization of software costs	1,442,273	904,352	1,229,472	180,121
Total Cost of Revenue	33,290,554	9,315,216	11,323,326	1,658,901

Gross Profit	27,815,184	4,509,077	5,383,705	788,730

Operating Expenses
Research and development	1,900,975	93,566	691,804	101,351
General and administrative	16,933,587	7,876,101	10,429,897	1,528,011
Selling and distribution expenses	11,324,099	5,575,080	7,737,125	1,133,512
Total Operating Expenses	30,158,661	13,544,747	18,858,826	2,762,874

Profit/(loss) from operations	(2,343,477)	(9,035,670)	(13,475,121)	(1,974,144)

Interest income	(71,115)	180,273	111,188	16,289
Interest expense	42,903	(145,097)	(132,716)	(19,443)
Interest expenses - amortization of discount on notes payable	(5,506)	(6,648)	(9,929)	(1,455)
Interest expenses - amortization of deferred loan costs	(89,457)	(86,062)	(90,605)	(13,274)
Income/(loss) on investments	-	-	-	-
Gain on derivatives	1,831,621	1,290,861	1,297,153	190,037
Loss on extinguishment of convertible notes	-	-	-	-
Foreign currency exchange gain	(120,383)	(55,769)	(294,998)	(43,218)
Profit/(loss) before tax	(755,414)	(7,858,112)	(12,595,028)	(1,845,209)
Income tax expense/(benefit)	(808,005)	388,299	1,256,541	184,087
Minority interest in profit/(loss) of consolidated subsidiary	492,429	-	414,794	60,769
Net Income/(loss)	(1,070,990)	(7,469,813)	(10,923,693)	(1,600,353)
Other comprehensive income/(loss)
Foreign currency translation adjustment	-	-	-	-
Comprehensive Income/(loss)	(1,070,990)	(7,469,813)	(10,923,693)	(1,600,353)

Earnings per ordinary share
Basic	(0.32)	(2.22)	(3.14)	(0.44)
Diluted	(0.32)	(2.22)	(3.14)	(0.44)

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

	December 31,2009	March 31,2009	March 31,2010
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income/(loss) (GAAP Basis)	(2,343,477)	(9,035,670)	(13,475,121)	(1,974,145)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	2,904,831	2,996,500	2,997,849	439,194
Add back amortization of intangibles	1,442,273	904,352	1,229,472	180,121
Add back share-based compensation expenses	3,881,775	765,226	1,548,219	226,819
Adjusted non-GAAP operating income/(loss)	5,885,402	(4,369,592)	(7,699,581)	(1,128,011)
Add back depreciation	381,834	145,241	363,103	53,196

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	6,267,236	(4,224,351)	(7,336,478)	(1,074,816)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income/(loss) (GAAP BASIS)	-4%	-65%	-81%	-81%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	5%	22%	18%	18%
Amortization of intangibles	2%	7%	7%	7%
Share-based compensation expenses	6%	6%	9%	9%
Adjusted non-GAAP operating income/(loss)	10%	-32%	-46%	-46%
Depreciation	0.6%	1.1%	2.2%	2.2%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	10%	-31%	-44%	-44%

NON-GAAP EARNINGS PER SHARE
Net Income/(Loss)	(1,070,990)	(7,469,813)	(10,923,693)	(1,600,354)
Amortization of acquired software technology	2,904,831	2,996,500	2,997,849	439,194
Amortization of intangibles	1,442,273	904,352	1,229,472	180,121
Accretion on convertible notes	5,506	6,648	9,929	1,455
Share-based compensation expenses	3,881,775	765,226	1,548,219	226,819
Adjusted Net income/(loss)	7,163,395	(2,797,087)	(5,138,224)	(752,765)

Adjusted non-GAAP diluted earnings per share	2.06	(0.82)	(1.46)	(0.21)
Shares used to compute non-GAAP diluted earnings per share	3,480,225	3,394,099	3,519,506

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income/(loss)	(24,086,788)	(10,923,693)	(1,600,354)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,102,709	363,103	53,196
Amortization of intangible assets	16,112,838	4,227,321	619,315
Impairment of intangible assets	-	-	-
Amortization of discount on notes payable	13,316	9,929	1,455
Amortization of deferred loan costs	350,996	90,605	13,274
Gain on derivatives	(1,290,656)	(1,297,153)	(190,037)
Loss on extinguishment of convertible notes	-	-	-
Investment (income)/loss	-	-	-

Loss on disposition of property and equipment	14,456	14,019	2,054.00
Provision for doubtful debt	1,392,611	867,540	127,097
Provision for loss in inventory and work in process	1,103,382	-	-
Compensation expense for options issued to employees	6,176,054	1,548,219	226,819
Deferred taxes	(1,554,838)	(1,256,541)	(184,087)
Foreign exchange loss	-	-	-
Minority interest	(713,593)	(414,794)	(60,769)
Change in assets and liabilities:	-	-
Accounts receivable	3,883,719	4,725,019	692,229
Refundable value added tax	155,403	934,052	136,841
Deposits	-	-	-
Advances to employees	1,500,531	(2,010,871)	(294,599)
Advances to suppliers	(198,692)	(4,193)	(614)
Other receivables	1,920,407	64,948	9,515
Prepaid expenses	(754,238)	779,894	114,257
Inventories	(3,745,144)	(4,287,442)	(628,123)
Trade payables	3,393,734	(3,036,641)	(444,877)
Other payables	2,346,510	(1,736,411)	(254,389)
Accrued expenses	3,116,989	(310,506)	(45,490)
Accrued interest	(27,304)	129,520	18,975
Taxes payable	(1,757,166)	(2,285,320)	(334,806)
Advances from customers	1,741,712	4,624,944	677,568
Net cash provided by operating activities	10,196,948	(9,184,452)	(1,345,550)

Cash flows from investing activities:
Purchases of property and equipment	(2,185,887)	(24,061)	(3,525)
Payments for intangible assets	(9,826,100)	(427,456)	(62,624)
Long-term investments	-	-	-
Acquisition of business	-	(10,000,000)	(1,465,030)
Loan to Guarantor	-	-	-
Amounts due from a related party	-	-	-
Net cash used in investing activities	(12,011,987)	(10,451,517)	(1,531,178)

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	-	-	-
Proceeds from exercise of warrants	-	-	-
Issuance of convertible notes	-	-	-
Payment of make-whole obligation	-	-	-
Repayment of short-term loans	-	-	-
Net cash provided by (used in) financing activities	-	-	-

Effect of exchange rate changes on cash	142,181	295,340	43,268
Net increase (decrease) in cash	(1,672,858)	(19,340,629)	(2,833,460)
Cash and cash equivalents at beginning of period	60,787,734	59,114,876	8,660,505
Cash and cash equivalents at end of period	59,114,876	39,774,247	5,827,045
Supplemental cash flow information
Interest paid	450,826	119,474	17,503